Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Téléphone : (819) 363-5100
404, boulevard Marie-Victorin	Télécopie : (819) 363-5155
Case postale 30
Kingsey Falls
(Québec) Canada
J0A 1B0

NORMAL COURSE ISSUER BID

Kingsey Falls, March 11, 2008  — Cascades Inc. (“Cascades”) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares.  Purchases pursuant to the normal course issuer bid will commence on March 13, 2008 and will not continue beyond March 12, 2009.  The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 4,946,517 Common Shares which represents approximately 5% of the 98,930,351 issued, and outstanding Common Shares as of March 7, 2008. During the last 12 months, Cascades purchased 502,200 Common Shares at an average cost of $9.01.

The average daily trading volume of Cascades’ Common Shares was 147,306 on the Toronto Stock Exchange over the last six completed calendar months (the ADTV). Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 36,826 Common Shares.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

For further information :	Source :
Mr. Christian Dubé	Mr. Robert F. Hall Cascades Inc.
Vice-president and Chief Financial Officer	Vice-president Legal Affairs and Corporate
Cascades Inc.	Secretary
Telephone: (819) 363-5168	Cascades Inc.
christian_dube@cascades.com

Mr. Marc Jasmin
Director, Investor Relations
Cascades Inc.
Telephone: (514) 282-2681
marcjasmin@cascades.com